Filed by GTECH Holdings Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Interlott Technologies, Inc.
                         Exchange Act File Number of Subject Company:  001-12986


The  following   article  was   disseminated  to  employees  of  GTECH  Holdings
Corporation through its internal intranet on March 17, 2003.


                           GTECH TO ACQUIRE INTERLOTT
                           --------------------------

GTECH today announced that it will acquire Ohio-based Interlott Technologies, a leading provider of instant ticket vending machines (ITVMs) for the lottery industry worldwide. Interlott will operate as a subsidiary of GTECH and maintain its brand identity. An integration plan has been developed in order to assure customers of uninterrupted services and a seamless transition.

"The acquisition of Interlott is part of GTECH's strategy for growing the Company's core lottery business while creating sustainable long-term shareholder value," said GTECH President and CEO Bruce Turner. "It will expand GTECH's presence in the instant ticket distribution segment which will afford GTECH a comprehensive set of solution offerings along the entire lottery industry value chain."

"Interlott has had 32 consecutive quarters of sustained profitability and has been able to achieve significant market share. It is our intent to build on what has been created as a platform from which the synergies of the combined entities can achieve even higher returns," continued Bruce. "We are entering into this transaction in firm view of the mutual benefits to Interlott and GTECH to combine our knowledge and resources to drive even higher growth."

"In addition, we will be able to optimize the game mix for instant tickets, deliver broader access to lottery products for consumers, and, over time, add a wider range of capabilities and services for our customers and retailers," concluded Bruce.

The acquisition of Interlott gives GTECH the ability to provide customers with a comprehensive self-service solution for instant ticket distribution, and allows the Company to leverage its core competencies in lottery automation, logistics optimization, sales and marketing, and other operational areas.

Initially, the combined entities will benefit from significant efficiencies that will be derived from the realignment and integration of certain Interlott functions and the leveraging of GTECH's worldwide sales and government relations infrastructure. Over time, the revenue growth potential is substantial as Interlott's product offerings are combined into GTECH's offerings.

"The synergies gained by this integration into GTECH will accelerate the combined companies' ability to compete successfully in future lottery contract procurements," said Interlott President and CEO David F. Nichols.

Currently, 39 jurisdictions in the United States and 72 international jurisdictions sell instant tickets. To date, Interlott has supplied more than 30,000 ITVMs and related products to 28 domestic and 14 international lottery jurisdictions. GTECH plans to leverage its significant presence around the world to pursue additional sales opportunities among the jurisdictions that have not yet deployed ITVMs, many of whom are already GTECH customers.

Certain statements contained in this GFlash are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements relating to the companies' merger and strategic plans, expectations and objectives for future operations, as well as the prospects and financial outlook for GTECH, each of which reflects management assumptions regarding: (i) the ability of GTECH to integrate successfully the operations of Interlott and to achieve efficiencies from that integration, (ii) the approval of the merger by Interlott shareholders and regulatory authorities and the ability of the parties to complete the merger,
(iii) the future prospects for and stability of the lottery industry and other businesses in which GTECH and Interlott are engaged or expects to be engaged,
(iv) the future operating and financial performance of GTECH and Interlott (including, without limitation, expected future growth in revenues, profit margins and earnings per share), and (v) the ability of GTECH and Interlott to retain existing business and to obtain and retain new business. Such forward looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward looking statements.

GTECH and Interlott will file a proxy statement/prospectus and other documents regarding the proposed acquisition described in this GFlash with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT GTECH, INTERLOTT AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to holders of Interlott common stock seeking their approval of the transaction. Investors and securityholders may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available) and other documents filed by GTECH and Interlott with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by directing a request to:

GTECH Holdings Corporation                          Interlott Technologies, Inc.
Attn: Investor Relations                                     Attn: Dennis Blazer
Tel:  (401) 392-6980                                        Tel:  (513) 701-7000

GTECH, Interlott, and their respective directors, executive officers, and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Interlott shareholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of owning shares or options to purchase Interlott common stock. A detailed list of the names, affiliations, and interests of the participants in the solicitation will be contained in the proxy statement/prospectus that will be filed with the SEC.